FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of June 2004

ABBEY NATIONAL PLC
(Translation of registrant’s name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

  ABBEY NATIONAL PLC

2. Name of director

  1. LORD CHARLES SHUTTLEWORTH
  2. MARK ANDREW PAIN

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

  1. DIRECTOR
  2. DIRECTOR AND SPOUSE (CATHERINE PAIN)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

  1. LORD SHUTTLEWORTH
  2. MARK ANDREW PAIN AND SPOUSE (CATHERINE PAIN)

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

  1. DIRECTOR
  2. DIRECTOR AND SPOUSE

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

  SCRIP DIVIDEND

7. Number of shares / amount of stock acquired

  1. 54 SHARES
  2. 1,352 SHARES

8. Percentage of issued class

  N/A

9. Number of shares/amount of stock disposed

  N/A

10. Percentage of issued class

  N/A

11. Class of security

  ORDINARY SHARES OF 10 PENCE EACH

12. Price per share

  £4.52

13. Date of transaction

  4 MAY 2004

14. Date company informed

  8 JUNE 2004

15. Total holding following this notification

  1. 3,075
  2. 59,783

16. Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

  JASON WRIGHT 020 7 756 5627

25. Name and signature of authorised company official responsible for making this notification

  JASON WRIGHT

Date of Notification

  10 JUNE 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 10 June 2004	By: /s/ Jason Wright
Jason Wright Abbey Secretariat